UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

RUNWAY ACQUISITION CO.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

COX AUTOMOTIVE, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Peter C. Cassat, Esq.

Cox Automotive, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Telephone: (404) 568-8000

Facsimile: (404) 568-7412

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

David C. Karp

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10023

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$3,726,812,389	$433,055.60

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 54,859,720 shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc. (“Dealertrack”) outstanding multiplied by the offer price of $63.25 per share; (ii) 2,649,565 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $63.25 per share, multiplied by the offer price of $63.25 per share minus the exercise price for each such option; (iii) 1,039,435 Shares reserved for issuance upon settlement of outstanding Company restricted share unit awards multiplied by the offer price of $63.25 per Share; (iv) 303,118 Shares reserved for issuance upon settlement of outstanding Company performance share unit awards multiplied by the offer price of $63.25 per Share; and (v) 70,097 Shares reserved for issuance upon settlement of outstanding Company deferred share unit awards multiplied by the offer price of $63.25 per Share. The calculation of the filing fee is based on information provided by Dealertrack as of June 23, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $433,055.60	Filing Party: Cox Automotive, Inc.
Form of Registration No.: Schedule TO	Date Filed: June 19, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on June 26, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), which relates to the offer by Runway Acquisition Co., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Cox Automotive, Inc., a Delaware corporation (which we refer to as “Parent”), to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Dealertrack Technologies, Inc., a Delaware corporation (which we refer to as “Dealertrack”), at a purchase price of $63.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015 (as amended hereby, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

(a) Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

On September 14, 2015, pursuant to the Merger Agreement, Parent extended the expiration of the Offer. The Offer was previously scheduled to expire at midnight, New York City Time, on September 14, 2015. The Expiration Date of the Offer is extended to midnight, New York City Time, on September 23, 2015, unless further extended. The Depositary has advised us that, as of 5:00 pm, New York City time, on September 11, 2015, 20,349,447 Shares had been validly tendered and not validly withdrawn (not including 33,900 Shares tendered pursuant to notices of guaranteed delivery for which Shares have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 36.20% of the outstanding Shares.

On September 14, 2015, Dealertrack and Parent issued a joint press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(i) to the Schedule TO and is incorporated herein by reference.

(b) Amendments to the Offer to Purchase and the Other Exhibits to Schedule TO:

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to (i) “midnight, New York City Time, on September 14, 2015”, (ii) “midnight (New York City Time) on September 14, 2015” or (iii) “September 14, 2015” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with (i) “midnight, New York City time, on September 23, 2015”, (ii) “midnight (New York City Time) on September 23, 2015”, or (iii) “September 23, 2015”, respectively.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Joint Press Release issued by Cox Automotive, Inc. and Dealertrack Technologies, Inc., dated September 14, 2015.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2015

RUNWAY ACQUISITION CO.

By:	/s/ Joe Luppino
Name:	Joe Luppino
Title:	Vice President

COX AUTOMOTIVE, INC.

By:	/s/ Joe Luppino
Name:	Joe Luppino
Title:	Executive Vice President & Chief
Corporate Development Officer